

November 22, 2010

Suresh Gupta
President
AAA Best Car Rental Inc.
351 E 16th Street
Paterson, NJ 07524

> **Re:** **AAA Best Car Rental Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2010**
> **File No. 333-170128**

Dear Mr. Gupta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please provide an explanation for the reference to Rule 457(a) of the Securities Act of 1933 in footnote 1 to the "Calculation of Registration Fee" table.

Prospectus Cover Page

2. We note your disclosure that the "offering shall terminate on the earlier of (i) the date when the AAA Best Car Rentals Inc. decides to do so, or (ii) when the offering is fully subscribed for." Please revise the time limit of your offering period to comply with the limitations set forth in Rule 415(a)(2) of the Securities Act of 1933. Please also revise to clarify whether or not there may be extensions to the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K. Please also revise the Duration of the Offering section on page 5 accordingly.

Prospectus Summary, page 5

3. Please revise to disclose the number of cars that you plan on renting.

4. Please disclose the price points at which your rental cars will be offered at so that investors may better evaluate your business plan. Also disclose, if true, that your sole source of revenue from operations will be the car rental fees.

5. We note disclosure on page 5 which states that you intend to use net proceeds from the offering to develop your business operations. However, elsewhere you state that you may be required to raise substantial additional funding to implement your plan of operation. Please revise to resolve the inconsistencies in the disclosure and quantify the amounts needed to implement your plan of operation. Disclose your monthly "burn rate" and the month you will run out of funds without additional capital. Please also revise the first risk factor on each of pages 6 and 7 and your Plan of Operation section on page 13 accordingly.

6. Revise to disclose the amount of funds that you will need for the next twelve months to commence and operate your business.

7. Please reconcile your disclosure that you have entered into referral agreements with three body repair shops with your disclosure on page 17 which details executed agreements with only two body repair shops. Please also revise your Results of Operations section on page 15 accordingly.

The Offering, page 5

8. Please revise to state that subscriptions once accepted by you are irrevocable.

Risk Factors, page 6

9. We note your disclosure on page 15 that "the current funds available to the Company will not be sufficient to continue maintaining a reporting status." Revise to include a risk factor to discuss your expectations about becoming a delinquent filer on a going forward basis including, but not limited to, the effects of such status on your ability to list on the Over-the-Counter Bulletin Board and on investors' ability to receive current information about you, including financial statements, otherwise required by Section 15(d) of the Securities Exchange Act of 1934.

10. Revise to include a risk factor to discuss, to the extent material, the recent economic conditions and what impact these current market conditions may have on your ability to start a car rental business and obtain financing.

11. Revise to include a risk factor to disclose that additional issuances of common stock may be necessary as part of the implementation of your plan of operation which would result in dilution to existing shareholders.

We are a development stage company and have commenced limited operations, page 6

12. Revise to quantify the amount of "significant losses" that you expect to incur in the foreseeable future or alternatively quantify your expected monthly "burn rate."

We have yet to earn revenue, page 7

13. Please reconcile the disclosure that your future is dependent upon your ability to profitability operate your "acquisition development, and management of real and intangible property and the provision of expertise" with the disclosure on page 5 that you propose to be engaged in the car rental business.

14. In the third paragraph, please clarify the meaning of the phrase "development program" and how such program relates to your proposed car rental business. Please also revise your Liquidity and Capital Resources section, specifically the sixth paragraph, on page 16 accordingly.

Our President, Mr. Gupta does not have any prior experience, page 9

15. Please revise to clarify that the best efforts offering does not require a minimum amount to be raised and investors may lose their entire investment if the offering does not raise enough funds to commence and sustain your business.

We will incur ongoing costs and expenses for SEC reporting, page 10

16. Please quantify the anticipated costs of being a public company.

We have no experience as a public company, page 10

17. Revise to disclose that your executive officers and directors have no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting.

Use of Proceeds, page 11

18. We note your disclosure that if necessary your sole director and officer has "verbally agreed to loan the company funds to complete the registration process." Please clarify, as you have disclosed on page 21, that such loans will not be repaid out of the offering proceeds. Also, explain the circumstances under which these loans would be necessary.

19. We note disclosure on pages 10 and 11 which states that legal and professional fees for reporting compliance will be $9,000. However, on page 15 you state that the cost of being a reporting public company for the next twelve months will be approximately $10,000. Please reconcile or advise.

Dilution, page 11

20. Please add an additional table that details the effect on existing shareholders if 50% of the shares are sold.

21. Please revise the "50% of Shares Sold" table to ensure that individual amounts, specifically the "Dilution per share" amount, are correct.

Management's Discussion and Analysis or Plan of Operation, page 13

Plan of Operation, page 13

22. We note your disclosure on page 15 that you will need to raise additional funds to proceed with "all phases" of your plan of operation and on page 16 that you do not anticipate generating revenue until the fall of 2012. Please revise to include a more detailed plan of operation to include specific information about the timelines and the associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Liquidity and Capital Resources, page 15

23. We note your disclosure that this offering will only meet a "small part" of the cash needed to implement your business plan and that you will need to raise "the necessary funds to proceed with all phases" of your plan of operation. However, disclosure throughout the registration statement and in your Use of Proceeds section appear to indicate that net proceeds will be used to implement your business plans. Given your cash position at July 31, 2010, please revise to quantify your expected near term and long term financing requirements which are necessary to implement your business plan and the timing of such demands.

24. We note your disclosure that "the current funds available to the Company will not be sufficient to continue maintaining a reporting status." As a public reporting company, you will be obligated to satisfy your reporting obligations under Section 15(d) of the Securities Exchange Act of 1934. Please tell us the rationale for such statement.

25. We note your disclosure throughout the registration statement, e.g. the Prospectus Cover Page and Risk Factors, that you intend to apply for quotation on the Over-the-Counter Bulletin Board. Please reconcile such disclosure with your expectations about becoming a delinquent filer and the resulting ineligibly to apply for quotation on the Over-the-Counter Bulletin Board.

Description of Business, page 17

26. Please revise the Business section to clearly describe your business at the time of effectiveness so that investors may evaluate your business plan. We note disclosure on page 13 which states that you plan to purchase two to three additional used cars. We further note disclosure in Note 7 to the financial statements that you purchased one car in October 2010. Please revise to disclose the number of cars that you currently own and describe how many cars you intend to purchase and rent. Also disclose any other revenue streams that you intend on offering so that investors may better evaluate your business plan.

27. Please revise to quantify the portion of time that your sole director and officer expects to devote to you on a going forward basis.

Revenue and Costs, page 18

28. We note that you have allocated $20 per car towards advertising costs. Please provide a detailed discussion of your advertising strategy and related cost estimates.

Insurance, page 18

29. We note your disclosure that you do not maintain any insurance and you do not intend to maintain insurance in the future related to your car rental business. Please reconcile this disclosure with your disclosure in the Revenue and Costs section on page 18 which details a $50 per month per car insurance cost. If you do not maintain insurance and do not intend to maintain insurance in the future, please add a risk factor discussing your absence of insurance, the anticipated absence of insurance in the future, and any associated risks related thereto.

Government Regulation, page 19

30. We note your disclosure that you will be subject to government regulation related to "the construction and operation of any facility in any jurisdiction" in which you conduct activities. Please reconcile such disclosure with your plan of operation to be engaged in the car rental business.

Directors, Executive Officers, Promoters and Control Persons, page 19

Significant Employees, page 20

31. Please clarify your sole director and officer's status as an independent contractor and explain in detail how this arrangement is memorialized.

Executive Compensation, page 20

Management Compensation, page 20

32. Please reconcile the language in the introductory paragraph to the "Summary Compensation" table which states that the following table sets forth certain information regarding the period from inception on April 30, 2010 until October 25, 2010 and the information in the table which reflects information from April 30, 2010 to July 31, 2010.

Certain Relationships and Related Transactions, page 21

33. Revise to include disclosure related to any arrangements between you and S & Sam Auto, a private company owned by Suresh Gupta. We note, for example, the verbal referral fee agreement and the $20 per car per month parking space arrangement.

Security Ownership of Certain Beneficial Owners and Management, page 21

34. Revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Description of Securities, page 23

35. Revise to add the information required by Item 201(a)(2) of Regulation S-K or advise.

Legal Matters, page 23, Interests of Named Experts and Counsel, and Experts, page 24

36. It appears that the "Legal Matters" and "Interests of Named Experts and Counsel" sections are duplicates of each other and that the disclosure required by Item 509 of Regulation S-K is provided in the "Interests of Named Experts and Counsel" and "Experts" sections. Please reconcile or revise.

Item 16. Exhibits, page 37

37. We note that you have referenced a Subscription Agreement on page 7. Please file the form of Subscription Agreement as a material contract.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Law Offices of Thomas E. Puzzo, PLLC
    Fax: (206) 260-0111